SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

August 18, 2003

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

____________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

August 8, 2003

      Symbol – TSX: KGI

KIRKLAND LAKE GOLD ANNOUNCES

45% INCREASE

IN PROVEN AND PROBABLE RESERVES;

ADDITIONAL DRILL RESULTS

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce its latest fiscal year-end (April 30, 2003) reserve and resource estimates for its operations in Kirkland Lake, Ontario. Drilling results from the Macassa Mine, intersecting new veining to the south of the primary ore horizon, are also presented below. The Company purchased the Macassa Mine and the 1500 ton per day mill along with four former producing gold properties – Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001.These properties, which have historically produced some 22 million ounces of gold, extend over 7 kilometres between the Macassa Mine on the east and Wright Hargreaves on the west and for the first time are being developed and explored under one owner.

RESERVE & RESOURCE ESTIMATES

In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects the following tables set out the reserve and resource estimates for the Macassa Mine property as at April 30, 2003.

	TONS	GRADE (ounces per ton)	OUNCES (of gold)
RESERVES
PROVEN	497,700	0.42	207,100
PROBABLE	554,100	0.51	284,000

TOTAL PROVEN +PROBABLE	1,051,800	0.47	491,200

RESOURCES
MEASURED	986,200	0.36	355,700
INDICATED	2,361,700	0.31	729,500
INFERRED	558,900	0.35	193,900

TOTAL MEASURED+INDICATED	3,347,900	0.32	1,085,100

TOTAL PROVEN+PROBABLE+ MEASURED+INDICATED	4,400,000	0.36	1,576,300
INFERRED	558,900	0.35	193,900

“By any standards, the increase to both reserves and resources from drilling in our first year was substantial, and extremely cost-effective. The Kirkland Lake Camp has tremendous exploration potential, and as the new D Vein attests, the cost per ounce found ($3.12) can be very appealing” said Michael Sutton, Chief Geologist.

The change in proven and probable reserves from April 31, 2002 is an increase of 300,400 tons at 0.51 ounces of gold per ton (an increase of 153,200 ounces of gold).  The change in proven and probable reserves from December 18, 2002 is an increase of 251,100 tons at 0.54 ounces of gold per ton (an increase of 134,800 ounces of gold).

A total of 133,549 feet were drilled in the one year period (May 1, 2002 to April 30, 2003). Of the total spent on drilling ($1,665,742) in that one year period, $663,060 was exploration drilling. This exploration covered various surface targets (mostly located close to the Lake Shore Ramp), the ’04 Break above 38 level, and the D Vein. Most of the increase in reserves and resources is attributable to this exploration drilling.

The reserves and resources delineated since the discovery of the D Vein in February are estimated at 43,400 tons at 0.74 ounces of gold per ton in probable reserves (32,100 ounces), 32,800 tons at 0.62 ounces of gold per ton in indicated resources (20,300 ounces), and 47,600 tons at 0.62 ounces of gold per ton in inferred resources (29,500 ounces).

The cost per ounce found (all categories) for D Vein is $257,719 for 82,508 ounces or $3.12 per ounce. The cost per ounce found (all categories) for all reserves and resources found through drilling is $9.76.

The reserves and resources have been estimated using definitions and procedures which conform to National Instrument 43-101. These reserves and resources estimates were completed internally by Kirkland Gold personnel, while the previous reserves and resources estimates were completed in December, 2002 internally by Kirkland Gold personnel and were audited by Roscoe Postle Associates Inc. (an independent geological and mining consulting firm).

The reserves are not part of the resources. Mineral resources (which are not mineral reserves) do not have demonstrated economic viability. The reserves and resources are estimated using the polygonal method. All intersections are calculated out to a 5.0 foot minimum horizontal mining width. Dilution is added to reserves at varying rates depending on mining method, and the width of the ore. Dilution in the reserve estimate overall averages 26% at 0.02 ounces of gold per ton. All higher grades are cut to 3.50 ounces of gold per ton. The cut-off is 0.25 ounces of gold per ton over the horizontal mining width. The area of influence of the proven and measured categories are 30 feet from development chip samples, probable and indicated categories are 50 feet of radius from a known sample point (drill holes); inferred is another 50 feet of influence. A 94% tonnage recovery is used. Continuity of the veins appears very good. The Company is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issue that may materially affect its estimate of mineral resources. The assumptions used include $325 U.S. per ounce of gold, and an exchange rate of $0.72 Canadian equals U.S. $1.00 ($451 Canadian per ounce).

The full breakdown of the reserves and resources can be seen on the Company’s website.

NEW VEINS FOUND TO THE SOUTH OF THE MINE

New quartz veins have recently been discovered. As previously reported, several holes intersected the targeted ’04 Break, the main ore horizon at Macassa, and then intersected  new veins to the south. These previous results included 1.21 ounces of gold per ton over 5.0 feet (unknown TW), and 1.48 ounces of gold per ton over 1.5 feet (unknown true width).  Very little drilling has been carried out historically at Macassa to the south of the primary ore structure, the ’04 Break. The newly-discovered D Vein is one example of what exists to the south (i.e. the Hangingwall). Much of the current drilling has intersected other new veins to the south as shown below (“NEW-HW”) and in the attached illustration.

DRILL RESULTS

The following table summarizes the new (current) drill results.

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
38-229	NEW-HW	139.0	140.6	-66	21	2.09/1.6’= 1.2’TW
38-232	NEW-HW	133.1	134.1	-66	359	5.56/1.0’=1.0’TW
45-810	’04 Brk	21.3	26.9	0	351	3.69/5.9’=5.0’TW (UNCUT)
45-811	’04 Brk	0.0	5.0	0	344	1.09/5.0’=4.5’TW
	’04 Brk	8.5	9.5	0	344	8.61/1.0’=0.9’TW
45-777	NEW-HW	146.0	148.6	-10	135	0.86/2.6’=UNKNOWN TW
	NEW-HW	153.0	154.0	-10	135	0.66/1.0’=UNKNOWN TW
45-779	NEW-HW	137.0	138.3	-24	153	1.93/1.3’=UNKNOWN TW
42-992	’04 Brk	286.5	290.1	34	194	0.57/3.6’=2.6’TW
42-1036	’04 Brk	59.5	70.5	-30	147.5	1.19/11.0’=7.0’TW
45-781	NEW-HW	96.5	98.0	-17	138	1.27/1.5’=UNKNOWN TW
	NEW-HW	146.9	148.6	-17	138	1.75/1.7’=UNKNOWN TW
45-782	’04 Brk	109.7	115.3	-22	157	1.21/5.6’=4.1’TW (UNCUT) OR 1.17/5.6’ (CUT)
	NEW-HW	127.0	128.0	-22	157	0.64/1.0’=UNKNOWN TW
45-784	’04 Brk	122.9	138.6	-19	184	0.23/15.7’=9.3’TW
	NEW-HW	187.7	189.0	-19	184	0.69/1.3’=UNKNOWN TW
	NEW-HW	193.5	195.0	-19	184	0.29/1.5’=UNKNOWN TW
45-800	NEW-FW	88.0	89.4	-38	147	1.93/1.4’=UNKNOWN TW
45-757	NEW-HW	155.0	158.0	69	155	0.99/3.0’=UNKNOWN TW
45-818	’04 Brk	15.9	20.0	-41	119	0.45/4.1’=1.7’TW
47-894	’04 Brk	233.5	239.7	48	78	0.61/6.2’=3.0’TW
	NEW-FW	123.8	125.0	48	78	0.81/1.2’=UNKNOWN TW
47-896	NEW-HW	212.0	214.0	55	84	0.70/2.0’=1.0’TW
47-766	NEW-HW	664.9	682.0	11	147.5	0.11/17.1’=UNKNOWN TW
	NEW-HW	666.9	668.0	11	147.5	0.30/1.1’=UNKNOWN TW
	NEW-HW	1228.6	1229.6	11	147.5	0.23/1.0’=UNKNOWN TW
	NEW-HW	1235.7	1237.0	11	147.5	0.12/1.3’=UNKNOWN TW
47-901	NEW-HW	563.4	573.7	4	154.0	0.07/10.3’=UNKNOWN TW
	NEW-HW	964.5	966.0	5	154.0	0.08/1.5’=UNKNOWN TW
	NEW-HW	969.0	975.0	5	154.0	0.16/6.0’=UNKNOWN TW
	NEW-HW	981.0	983.5	5	154.0	0.07/2.5’=UNKNOWN TW
	NEW-HW	1017.2	1019.0	5	154.0	0.06/1.8’=UNKNOWN TW
	NEW-HW	1042.5	1043.9	5	154.0	0.07/1.4’=UNKNOWN TW
	NEW-HW	1094.3	1097.7	5	154.0	0.10/3.4’=UNKNOWN TW
42-1049	NEW-HW	123.0	137.8	60	297	0.62/14.8’=UNKNOWN TW
	HW	271.2	273.1	60	297	4.99/1.9’=1.6’TW
47-906	HW	40.2	46.9	56	305	0.32/6.7’=UNKNOWN TW
	NEW-HW	80.9	86.5	56	305	0.65/5.6’=UNKNOWN TW
47-908	HW	65.7	72.2	47	325	3.14/6.5’(CUT) =UNKNOWN TW
	INCLUDING	71.2	72.2	47	325	14.77/1.0’(UNCUT) =UNKNOWN TW

T.W. = True Width   V.G. = Visible Gold   TELL = Tellurides   CUT= cut to 3.50 oz./ton

HW=Hangingwall vein     ’04 Brk=’04 Break (main ore horizon)      FW=footwall vein

Holes 47-766, and 47-901 are the Company’s first attempt to intersect the South Vein, a potential camp-wide structure. Hole 47-766 is an extension of a previous hole. These are following up on a previously reported hole, 47-885, that grades 0.76 ounce per ton over 12.8 feet (12.8 feet T.W.).

Review by Qualified Person, Quality Control & Reports

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes two ‘qualified persons’, Michael Sutton P.Geo., and Stewart Carmichael, P.Geo. for the purpose of NI 43-101, Standards of Disclosure for Mineral Projects).

The Company has implemented a quality control program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices.  The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks, and the regular re-assaying of pulps/rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish.  The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a geological report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001.  The Company’s Macassa Mine Property is the subject of a reserve report prepared by David W. Rennie, P.Eng. and Richard E. Routledge, M.Sc., P.Geol. entitled Review of Mineral Resources and Mineral Reserves of the Macassa Mine Property, Kirkland Lake, Ontario Prepared for Kirkland Lake Gold Inc dated December 23, 2002. Both of these technical reports have been filed on SEDAR (www.sedar.com <http://www.sedar.com>). A new report prepared by the Company respecting the reserves and resources disclosed in this news release will be filed on SEDAR within 30 days.

For further information, please contact:

Brian A. Hinchcliffe  (705) 567-5208

Scott Koyich (403) 714-5979

The TSX has not reviewed and does not accept

responsibility for the adequacy or accuracy of this news release.

MACASSA LONGITUDINAL SECTION
DRILL RESULTS

(ALL ASSAYS OVER CORE LENGTHS–SEE PRESS RELEASE FOR TW)

No. 3 SHAFT
SCALE: 1inch = 500 feet
NEW D-VEIN DISCOVERY
34 LEVEL
D-VEIN
PROBABLE RESERVE
43,400 TONS @0.74
RESOURCES:
INDICATED: 32,800 T @ 0.62
INFERRED: 47,600 T @ 0.62
LEGEND
NEW VEINS TO THE SOUTH
KNOWN ORE TO THE SOUTH
OTHER ORE ZONES
KIRKLAND LAKE
GOLD Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD INC.

(the Registrant)

Date:	August 18, 2003	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer